

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 13, 2017

V. Prem Watsa
Chairman and Chief Executive Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada
M5J 2N7

Re: Fairfax Financial Holdings Limited
Registration Statement on Form F-4
Filed February 15, 2017
File No. 333-216074

Dear Mr. Watsa:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and any information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. The disclosures on page 2 and elsewhere indicate that Allied would be the party responsible for paying the "Special Dividend." Please revise the second and fourth paragraphs to remove any implication that Allied is offering this Special Dividend as part of the tender offer consideration. For example, the disclosure indicates "[f]or each Allied World Share held, Allied World shareholders are being offered…"

2.	While we recognize that the Special Dividend would be "paid outside of the Offer" by Allied and is "condition upon the Offer," the Special Dividend nevertheless appears to be presented as part of the overall transaction consideration. Please provide us with a brief legal analysis that explains whether or not Rule 14e-1(b) would apply in the event that the dividend amount is altered or dividend is ultimately not authorized to be issued.

Questions and Answers About the Offer, page 3

Q. Who is making the Offer?

3.	We noticed the representation that "Fairfax has agreed to cause all members of its group, including FFH Switzerland, to comply with all of Fairfax's obligations in connection with the Offer." Please advise us which parties will be described as "Filing Persons" on the cover page of Schedule TO and thus become responsible for completion of the signature block at the end of the disclosure statement. Refer to General Instruction K. (1), which defines the term "Offeror" for purposes of Rule 14d-100, as well as Rule 14d-1(g)(2), which defines the term "bidder" for purposes of Regulations 14D and 14E.

Q. What consideration is being offered for my Allied World shares?

4.	The offer to exchange uses a formula to establish the Fixed Value Stock Consideration, as defined in the prospectus. Given the uncertainty of the total Offer Consideration, as also defined in the prospectus, please provide us with a brief legal analysis that explains why the reliance on such a formula by the bidder(s) is not: (1) inconsistent with their obligation to comply with Item 4 of Schedule TO and corresponding Item 1004(a)(1)(ii) of Regulation M-A, which requires disclosure of the amount of consideration; and (2) Rule 14e-1(b) of Regulation 14E, which requires at least ten business days to remain in the offering period upon a change in the amount of consideration offered.

How will the Cash Consideration component of the Offer Consideration be financed?, page 5

5.	Please revise to clarify whether any material conditions to the referenced funding sources exist. Refer to Item 1007(b) of Regulation M-A.

6.	Please revise to clarify why the sale to OMERS has been described as an "indirect sale."

7.	Revise to identify the referenced non-core businesses, and also explain why Fairfax has "no ability to control long-term" these referenced businesses.

<u>What are the most significant conditions to the Offer?, page 5</u>

8.   Please revise to clarify whether the tender offer would remain open for a minimum period of time following the issuance of any notice that Fairfax has waived the Minimum Tender Condition down to the 66.66% threshold or otherwise.

<u>The Companies, page 16</u>

9.   The disclosure on page 5 references OMERS' role in financing the Cash Consideration in exchange for approximately 21% of the Allied shares. The Form 6-K filed on March 10, 2017 also discloses Alberta Investment Management's $500 million commitment, on behalf of "certain of its clients," as well as "other third party commitments." Please revise this section to identify OMERS, Alberta Investment Management, the unnamed "clients" and other third parties referenced in the Form 6-K, or advise us why such prospectus disclosure is not required. Please also confirm that each of these parties will be identified as bidders in the forthcoming Schedule TO, or briefly advise us why you do not believe they qualify as such. Refer also to General Instruction K.(1) of Schedule TO and 14d-1(g)(2). For additional guidance, also refer to the Division of Corporation Finance's November 14, 2000 guidance on "Identifying the Bidder in a Tender Offer" available at: https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

<u>Summary Unaudited Pro Forma Condensed Combined Financial Information, page 32</u>

10.   Please advise where the ratio of earnings to fixed charges has been disclosed. Refer to Item 1010(a)(3) of Regulation M-A.

<u>The Offer, page 105</u>

11.   Please confirm that the margin requirements referenced in Item 1011(a)(4) of Regulation M-A will be included via amendment.

<u>Withdrawal Rights, page 106</u>

12.   Please revise to expressly discuss the availability of the statutory withdrawal rights under Section 14(d)(5) of the Exchange Act. Please also include clarifying disclosure in the introductory Question and Answer section at the forepart of the prospectus.

Conditions to the Offer, page 108

13.   The closing paragraph indicates the offer conditions may waived "at any time from
        time to time", which implies that offer conditions may be asserted or waived
        following offer expiration. Please revise to clarify that all conditions to the offer,
        other than those conditions dependent upon the receipt of government approvals
        necessary to consummate the offer, must be satisfied or waived at or prior to the
        expiration of the offer.

Validity of Tendered Allied World Shares, page 112

14.   We noticed the representation that "FFH Switzerland's determination will be final
        and binding" and that "FFH Switzerland's interpretation of the terms and conditions
        of the Offer [ ] will be final and binding." Please revise to expressly indicate that
        security holders may challenge any such determinations in a court of competent
        jurisdiction.

Certain Other Relationships with Allied World, page 219

15.   Please explain to us why the approximate dollar amount of the "reinsurance
        transactions" has not been disclosed. Refer to Item 1005(a) of Regulation M-A.

        We remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

        Please contact Joseph McCann at (202) 551-6262 or Nicholas P. Panos at (202) 551-
3266 with any questions.

                                                        Sincerely,

                                                        /s/ Joseph G. McCann for

                                                        Suzanne Hayes
                                                        Assistant Director
                                                        Office of Healthcare & Insurance

cc: Jason Lehner, Esq. – Shearman & Sterling LLP